SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

German American Bancorp
(Name of Subject Company (Issuer))

German American Bancorp (Issuer)
(Name of Filing Person (identifying status as offeror, issuer or other person))

COMMON SHARES, NO PAR VALUE
(and associated preferred share purchase rights)
(Title of Class of Securities)

373865104
(CUSIP Number of Class of Securities)

Mark A. Schroeder
President and Chief Executive Officer
German American Bancorp
711 Main Street
Jasper, Indiana 47546
(812) 482-1314
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

with a copy to:
Mark B. Barnes, Esq.
Ice Miller
One American
Square, Box 82001
Indianapolis, Indiana 46282
(317) 236-2456

CALCULATION OF FILING FEE

Transaction valuation* $20,000,000	Amount of filing fee** $1,840

* Calculated solely for purposes of determining the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This calculation assumes the purchase of 1,000,000 common shares of German American Bancorp at the tender offer purchase price of $20.00 per share in cash.

** Previously paid.

[ X ]
Check the box if any part of the fee is offset as provided by Rule 011(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $1,840
Form or Registration Number:    Schedule TO-I
Filing Party:    German American Bancorp
Date Filed:    February 7, 2003

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third party tender offer subject to Rule 14d-1.

[ X ]	issuer tender offer subject to Rule 13e-4.

[ ]	going private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer:    [    ]

INTRODUCTORY STATEMENT

         This Amendment No. 1 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO relating to the offer of German American Bancorp, an Indiana corporation, to purchase up to 1,000,000 of its common shares, no par value, and associated preferred share purchase rights, or such lesser number of shares as are validly tendered and not properly withdrawn. German American Bancorp is offering to purchase these shares at a price of $20.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 7, 2003 (the “Offer to Purchase”), and in the related Letter of Transmittal (“Letter of Transmittal”), which, as each may be amended or supplemented from time to time, together constitute the tender offer (the “Offer”).

         This Amendment No. 1 to Tender Offer Statement on Schedule TO is filed solely to file as an additional exhibit a certain slide presentation that Donnelly, Penman, French, Haggarty & Co., as Dealer Manager may utilize in connection with its oral solicitations of interest in the offer from shareholders of German American Bancorp. Such written materials are required to be filed by Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended, and Item 12 of Schedule TO.

         Item 12.    Exhibits.

         Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
99(g)
Slide presentation that Donnelly, Penman, French, Haggarty & Co., as Dealer Manager may utilize in connection with its oral solicitations of interest in the offer from shareholders of German American Bancorp.

SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 17, 2003

GERMAN AMERICAN BANCORP By: /s/ Mark A. Schroeder
Mark A. Schroeder President and Chief Executive Officer